L'ORÉAL

L'OREAL
International Financial Information Department

16th May, 2005





05008265

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 9th May, 2005

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'OREAL GROUP 1st QUARTER 2005 SALES

1st Quarter (€M)	2005	2004 - IFRS
Cosmetics	3,481.7	3,427.7
Dermatology	57.4	56.6
Total 1st Quarter	**3,539.1**	**3,484.3**

1) On the 31th March 2005, L'Oréal's first 3 months sales growth is +1.6% on IFRS consolidated figures.
   The effect of currency fluctuations was negative at -1.6%.
   The net effect of changes in the consolidated structure was +0.1%.
   On comparable basis, that is to say with an identical structure and exchange rates, the L'Oréal group's sales was 3.1%.

2) Cosmetics sales rose by +1.6% on IFRS consolidated figures and increase by +3.0% excluding exchange rate fluctuations.

3) The consolidated sales are calculated using the average monthly rates. The figures in the above table reflect the total sales made to third parties by L'Oréal and its French foreign subsidiaries.

Free translation of the original French text for convenience purposes only. If any difficulty arises, French version should prevail.

OBERTHUR CARD SYSTEMS S.A.

Société anonyme au capital de 74 684 301 €.
Siège social : 102, boulevard Malesherbes, 75017 Paris.
340 709 534 R.C.S. Paris.
Exercice : du 1er janvier au 31 décembre.

Chiffre d'affaires premier trimestre 2005.

(Meilleur premier trimestre jamais réalisé.)

Le chiffre d'affaires d'Oberthur Card Systems au premier trimestre 2005 est en croissance de 17,0 % à taux de change constants (1). Sur une période habituellement caractérisée par une faible saisonnalité, les livraisons de cartes à microprocesseur atteignent un niveau historique, avec notamment une remarquable performance en GSM.

Chiffre d'affaires consolidé (en M€)	2005	2004	Variations 2005/2004	
			€ à taux constants	€ à taux courants
Premier trimestre	118,1	102,8	+ 17,0 %	+ 14,9 %

(1) Les variations sur le chiffre d'affaires mentionnées dans le communiqué sont exprimées à taux de change constants, sauf lorsqu'il est indiqué taux courants.

Durant les trois premiers mois de l'année, la société a livré 43 millions de cartes à microprocesseur contre 34 millions au premier trimestre 2004, soit une hausse de près de 27 %.

— Avec 19,6 millions de cartes livrées contre 20,5 millions l'année précédente, le chiffre d'affaires des cartes de paiement – 31,7 M€ - diminue de 6,5 % par rapport au premier trimestre 2004. Ce dernier avait été marqué par un programme exceptionnel de renouvellement de cartes en Suisse. Retraitée de ces volumes, la croissance des livraisons sur le segment bancaire est de 10 % sur la période.

— En téléphonie mobile, les ventes de cartes atteignent un niveau historique pour un premier trimestre avec 36,6 M€, soit une croissance en volume de + 65 % par rapport à Q1 2004. Avec 7,8 millions de cartes supplémentaires vendues, le secteur des télécommunications a profité d'importantes commandes passées par les opérateurs de Russie, d'Asie, du Moyen-Orient et d'Amérique latine. Dans un contexte de forte compétitivité, si les prix moyens de vente ont baissé de 7,5 %, le mix produit s'est à nouveau amélioré. En effet, 79 % des ventes sont réalisées dans le segment des cartes avec une mémoire supérieure ou égale à 64 K.

— Les facturations des segments d'identité et de sécurité enregistrent les premiers succès du positionnement privilégié d'Oberthur Card Systems sur ce secteur avec une croissance de 80,8 % par rapport au premier trimestre 2004. L'essentiel de la hausse constatée provient du marché de la télévision à péage ainsi que de la vente de cartes d'accès sécurisé. Au total, la société a livré 3,6 M de cartes contre 1,5 M au cours du Q1 2004, soit une augmentation en volume de 139,4 %.

Les ventes du segment Autres cartes, cartes magnétiques, cartes grattables et cartes à mémoire, s'établissent à 18,8 M€, soit une progression de 11,9 % par rapport à l'année précédente. Le volume des cartes magnétiques bancaires a augmenté. Les Etats-Unis ont connu une forte croissance sur ce marché grâce notamment à d'importants nouveaux marchés tels que celui des cartes bancaires cadeaux.

Enfin, le chiffre d'affaires de l'activité Services et solutions, 22,2 M€ pour le premier trimestre 2004, enregistre une croissance de 2,6 % par rapport à l'année précédente. Ce segment, pour l'essentiel constitué de services de personnalisation, présente des résultats contrastés selon les régions : une forte progression de 16,7 % a été enregistrée en Europe, dans un contexte de migration. Aux Etats-Unis, l'activité de personnalisation s'est bien comportée dans le domaine bancaire et a connu le repli attendu sur le segment des services aux sociétés de télécommunications.

Perspectives. — Les tendances observées sur le premier trimestre devraient se confirmer dans les prochains mois :

— Les livraisons de cartes à microprocesseur en France, au Benelux, en Europe de l'Est, en Italie et en Asie viendront s'ajouter à l'arrivée du sans contact aux Etats-Unis et permettront de soutenir la croissance de l'activité bancaire sur l'exercice ;

— En téléphonie mobile, Oberthur Card Systems devrait continuer à profiter de la dynamique enregistrée au premier trimestre. Sa forte position au sein des groupes de télécommunications, l'acquisition d'une quarantaine de nouveaux clients depuis 2004 et la récente acquisition d'un grand compte en Amérique du Nord sont porteurs de croissance ;

— Enfin, sur les segments d'identité et de sécurité, le positionnement de la société devrait permettre à Oberthur Card Systems d'enregistrer une croissance significative dès l'apparition des premiers marchés en volume.

Ce très bon premier trimestre témoigne de la capacité d'Oberthur Card Systems à croître sur tous ses marchés. Au cours des prochains mois, la société poursuivra sa politique de croissance, tout en restant fidèle à sa stratégie de rentabilité.

Oberthur Card Systems publiera son chiffre d'affaires pour le deuxième trimestre 2005 le 20 juillet avant l'ouverture des marchés.

Annexe.

Chiffre d'affaires en millions d'euros par types de cartes et par zones géographiques publié selon les normes IFRS :

Types de cartes	Premier trimestre 2005	Premier trimestre 2004	Variations 2005/2004 à taux constants	Variations 2005/2004 à taux courants
Cartes à microprocesseur	77,1	63,3	+ 22,9 %	+ 21,8 %
Dont paiement	31,7	34,3	- 6,5 %	- 7,8 %
Dont téléphonie mobile'	36,6	24,1	+ 53,1 %	+ 51,8 %
Dont identité et sécurité	8,9	4,9	+ 80,8 %	+ 80,2 %
Autres cartes	18,8	17,3	+ 11,9 %	+ 8,9 %
Services et solutions	22,2	22,2	+ 2,6 %	+ 0,0 %
Total	118,1	102,8	+ 17,0 %	+ 14,9 %

Zones géographiques	Premier trimestre 2005	Premier trimestre 2004	Variation 2005/2004 à taux courants
EMEA	86,0	74,4	+ 15,6 %
Amériques	25,1	24,6	+ 2,3 %
Asie/Pacifique	7,0	3,8	+ 83,3 %
Total	118,1	102,8	+ 14,9 %

87655

L'OREAL

Société anonyme au capital de 131 752 432 €.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires du groupe à fin mars 2005.

(En M€)	2005	2004 - IFRS
Premier trimestre :		
Cosmétique	3 481,7	3 427,7
Dermatologie	57,4	56,6
Total premier trimestre	3 539,1	3 484,3

1°) La croissance du chiffre d'affaires du groupe L'Oréal à fin mars 2005 à données publiées IFRS est de + 1,6 %.

Les effets monétaires ont eu un impact négatif de – 1,6 %.

L'effet net de changement de structure s'élève à + 0,1 %.

A données comparables, c'est-à-dire à structure et taux de change identiques, l'augmentation du chiffre d'affaires du groupe L'Oréal est de + 3,1 %.

2°) L'augmentation du chiffre d'affaires cosmétique est de + 1,6 % à données publiées IFRS et de + 3,0 % à données comparables.

3°) Le chiffre d'affaires consolidé est calculé avec les cours moyens de fin de période. Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'Oréal et ses filiales françaises et étrangères.

87623

ORPEA

Société anonyme au capital de 44 826 930 €.
Siège social : 115, rue de la Santé, 75013 Paris.
401 251 566 R.C.S. Paris.

Documents comptables annuels.

A. — Comptes consolidés.

I. — Bilan consolidé au 31 décembre 2004.

(En milliers d'euros.)

Actif	Notes	31/12/04			31/12/03
		Brut	Amortissements et provisions	Net	Net
Actif immobilisé :					
Immobilisations incor-					